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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

QUINTANA MARITIME LIMITED
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y71696109
(CUSIP Number)
Anne E. Gold, First Reserve Corporation, One Lafayette Place, Greenwich, Connecticut 06830 (203) 625-2536
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y71696109

1	NAMES OF REPORTING PERSONS: FR X Offshore GP Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0468822

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,867,895

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

3,867,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,867,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
*Calculated in the manner set forth in Item 5.

CUSIP No.	Y71696109

1	NAMES OF REPORTING PERSONS: FR X Offshore GP, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0478156

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,867,895

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

3,867,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,867,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*Calculated in the manner set forth in Item 5.

CUSIP No.	Y71696109

1	NAMES OF REPORTING PERSONS: FR X Offshore, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
98-0478161

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,867,895

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

3,867,895

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,867,895

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*Calculated in the manner set forth in Item 5.

Item 1. Security and Issuer
     This Amendment No. 1 (this “Amendment No. 1”) to the statement on Schedule 13D originally filed on August 21, 2006 (the “Schedule 13D”) is filed jointly by FR X Offshore, L.P. (“Offshore LP”), FR X Offshore GP, L.P. (“Offshore GP”), and FR X Offshore GP Limited (“First Reserve”, and collectively, the “Reporting Persons”), and relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Quintana Maritime Limited, a corporation organized in the Republic of the Marshall Islands (the “Issuer”). This Amendment No. 1 amends the Schedule 13D in the manner set forth below.
     The Issuer has its principal executive offices at Pandoras 13 & Kyprow Street, 166 74 Glyfada, Greece.
Item 4. Purpose of Transaction
     The text of Item 4 is hereby amended by adding the following language:
     On February 13, 2007, Offshore LP sold 1,870,000 shares of Common Stock in reliance on an exemption from registration pursuant to Rule 144 of the Securities Act of 1933, as amended. These 1,870,000 shares were sold by Offshore LP in a broker transaction at a price of $12.60 per share.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby deleted in its entirety and replaced with the following language:
     (a) As of February 13, 2007, following the transaction reported in Item 4 of this Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 3,867,895 shares of Common Stock, constituting approximately 7.5% of the issued and outstanding shares of Common Stock (calculated in the manner set forth below).
     The 3,867,895 shares consist of 3,842,395 shares directly owned by Offshore LP, and 25,500 shares of restricted stock issued under the Issuer’s 2005 Stock Incentive Plan to Joseph R. Edwards, an officer of First Reserve, in his capacity as a director of the Issuer. The Reporting Persons are entitled to a portion of the profits from the sale of the 25,500 shares of restricted stock held by Mr. Edwards, and may therefore be deemed to share beneficial ownership over such securities.
     The percentage of ownership set forth above is obtained (in accordance with Rule 13d-3(d)(1)(i)(D)) by dividing (i) the 3,867,895 shares of Common Stock beneficially owned by the Reporting Persons; by (ii) 51,522,326 shares of Common Stock, comprised of (A) 50,166,690 shares of Common Stock outstanding as of October 31, 2006 (as indicated in the Issuer’s Form 10-Q filed on November 9, 2006); plus (B) 1,330,136 shares of Common Stock issued upon exercises of warrants from October 31, 2006 through February 13, 2007 (as indicated in various Form 4s filed with respect to transactions in the Issuer’s common stock during that period); plus (C) the 25,500 shares of restricted stock held by Joseph R. Edwards.

     (b) All of the Reporting Parties are controlled by First Reserve, and as a result of such control share the power to vote and dispose of all the shares of Common Stock noted in Item 5(a).
     (c) In addition to the transaction described in Item 4, the Reporting Persons may be deemed to have acquired beneficial ownership of 10,000 shares of Common Stock that were granted to Joseph R. Edwards on December 18, 2006 pursuant to the Issuer’s 2005 Stock Incentive Plan.
     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Common Stock beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 7. Material to Be Filed as Exhibits

Exhibit 1.	Joint Filing Agreement dated August 21, 2006, by and among FR X Offshore, L.P., FR X Offshore GP, L.P., and FR X Offshore GP Limited, filed as Exhibit 1 to the Schedule 13D filed by the Reporting Persons on August 21, 2006, and incorporated herein by reference as Exhibit 1 to this Amendment No. 1.
[SIGNATURE PAGE FOLLOWS]

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FR X OFFSHORE GP LIMITED
Date: February 16, 2007	By:	/s/ Anne E. Gold
		Name:	Anne E. Gold
		Title:	Chief Administrative Officer, Secretary and Assistant Treasurer

FR X OFFSHORE GP, L.P.

	By:	FR X Offshore GP Limited, Its General Partner

Date: February 16, 2007	By:	/s/ Anne E. Gold
		Name:	Anne E. Gold
		Title:	Chief Administrative Officer, Secretary and Assistant Treasurer

FR X OFFSHORE, L.P.

	By:	FR X Offshore GP, L.P. Its General Partner

	By:	FR X Offshore GP Limited, Its General Partner

Date: February 16, 2007	By:	/s/ Anne E. Gold
		Name:	Anne E. Gold
		Title:	Chief Administrative Officer, Secretary and Assistant Treasurer